UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers: 001-04721, 333-86684-01, 333-202170-01

Sprint Corporation

Sprint Capital Corporation

Sprint Communications, Inc.

(Exact name of registrant as specified in its charter)

6200 Sprint Parkway

Overland Park, Kansas 66251

(913) 794-1091

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sprint Corporation:

Common Stock, par value $0.01 per share

7.250% Notes due 2021*

7.875% Notes due 2023*

7.125% Notes due 2024*

7.625% Notes due 2025*

7.625% Notes due 2026*

Sprint Capital Corporation:

6.875% Senior Notes due 2028*

8.750% Senior Notes due 2032*

Sprint Communications, Inc.:

7.000% Senior Notes due 2020*

11.500% Senior Notes due 2021*

6.000% Senior Notes due 2022*

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one

*	Including guarantees.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sprint Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SPRINT CORPORATION

Date: April 13, 2020	By:	/s/ Jorge Gracia
	Name:	Jorge Gracia
	Title:	Executive Vice President – Legal